Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

July 28, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Legg Mason Partners Money Market Trust
(filing relates to Western Asset California Municipal Money Market Fund, Western Asset Massachusetts Municipal Money Market Fund, Western Asset Municipal Money Market Fund and Western Asset New York Municipal Money Market Fund (each a “Fund” and collectively the “Funds”))
(File Nos. 2-91556 and 811-04052)

Ladies and Gentlemen:

      On behalf of Legg Mason Partners Money Market Trust, a Maryland business trust (the “Trust”), we are hereby filing copies of the current drafts of the “Fee table,” “Example” and related footnotes to be included in each Fund’s prospectus. The Funds’ prospectuses were included in Post-Effective Amendment No. 78 to the registration statement for the Trust (the “Amendment”), which was filed with the Commission on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on May 29, 2009.

      We are filing copies of the draft “Fee table”, “Example” and related footnotes for the Funds in accordance with the Staff’s comments provided by Valerie Lithotomos in connection with Post-Effective Amendment No. 94 to the registration statement for Legg Mason Partners Income Trust.

      The Amendment was filed in order to reflect the “summary prospectus” disclosure for registered open-end investment companies as set forth in Form N-1A, as amended, and other updating changes. The Amendment is to be effective on July 29, 2009.

      Please call Miles Treakle at (202) 373-6549 or the undersigned at (617) 951-8381 with any comments or questions relating to the filing.

Sincerely,

/s/ Mari Wilson

Mari Wilson

PROSPECTUS / JULY 29, 2009

Western Asset
California
Municipal Money
Market Fund
Class A and Class I Shares

Class	Ticker Symbols
A	MBCXX
I	MBYXX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
	CLASS A	CLASS I

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	CLASS A	CLASS I

Management fees	0.42%	0.42%
Distribution and service (12b-1) fees	0.10%	None
Other expenses	0.02%	0.01%
Treasury Guarantee Program[1]	0.02%	0.02%
Total annual fund operating expenses[2]	0.56%	0.45%

[1]	Reflects Treasury Guarantee Program expenses of 0.015% for the period May 1, 2009 through September 18, 2009, which are not covered by any expense limitation currently in effect.

[2]

Because management has agreed to voluntarily forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), total annual operating expenses are not expected to exceed 0.80% for Class A shares and 0.70% for Class I shares (the “voluntary limits”). This arrangement may be changed or terminated at any time. The manager is permitted to recapture amounts voluntarily forgone or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the voluntary limits. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the voluntary limits.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Class A	$57	$175	$304	$680
Class I	$46	$140	$243	$544

PROSPECTUS / JULY 29, 2009

Western Asset
Massachusetts
Municipal Money
Market Fund
Class A and Class I Shares

Class	Ticker Symbols
A	MASXX
I

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
	CLASS A	CLASS I

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	CLASS A	CLASS I

Management fees	0.45%	0.45%
Distribution and service (12b-1) fees	0.10%	None
Other expenses[1]	0.05%	0.05%
Treasury Guarantee Program	0.02%[2]	0.00%
Total annual fund operating expenses[3]	0.62%	0.50%

[1]	“Other expenses” for Class I shares have been estimated because no Class I shares were outstanding during the fund’s last fiscal year.

[2]	Reflects Treasury Guarantee Program expenses of 0.015% for the period May 1, 2009 through September 18, 2009, which are not covered by any expense limitation currently in effect.

[3]

Because management has agreed to voluntarily forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), total annual operating expenses are not expected to exceed 0.80% for Class A shares and 0.70% for Class I shares (the “voluntary limits”). This arrangement may be changed or terminated at any time. The manager is permitted to recapture amounts voluntarily forgone or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the voluntary limits. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the voluntary limits.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Class A	$63	$194	$337	$752
Class I	$51	$160	$279	$629

PROSPECTUS / JULY 29, 2009

Western Asset
Municipal
Money Market Fund
Class A and Class I Shares

Class	Ticker Symbols
A	TFMXX
I	TFYXX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
	CLASS A	CLASS I

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	CLASS A	CLASS I

Management fees	0.39%	0.39%
Distribution and service (12b-1) fees	0.10%	None
Other expenses	0.02%	0.28%[1]
Treasury Guarantee Program	0.02%[2]	0.00%
Total annual fund operating expenses[3]	0.53%	0.67%

[1]	For Class I shares, “Other expenses” have been revised to reflect current transfer agencey fees with respect to the class.

[2]	Reflects Treasury Guarantee Program expenses of 0.015% for the period May 1, 2009 through September 18, 2009, which are not covered by any expense limitation currently in effect.

[3]

Because management has agreed to voluntarily forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), total annual operating expenses are not expected to exceed 0.70% for Class A and Class I shares (the “voluntary limits”). This arrangement may be changed or terminated at any time. The manager is permitted to recapture amounts voluntarily forgone or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the voluntary limits. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the voluntary limits.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Class A	$54	$165	$286	$641
Class I	$68	$214	$373	$834

PROSPECTUS / JULY 29, 2009

Western Asset
New York Municipal
Money Market Fund

Class A and Class I Shares

Class	Ticker Symbols
A	MBNXX
I	SNNXX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
	CLASS A	CLASS I

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	CLASS A	CLASS I

Management fees	0.43%	0.43%
Distribution and service (12b-1) fees	0.10%	None
Other expenses	0.02%	0.01%
Treasury Guarantee Program[1]	0.02%	0.02%
Total annual fund operating expenses[2]	0.57%	0.46%

[1]	Reflects Treasury Guarantee Program expenses of 0.015% for the period May 1, 2009 through September 18, 2009, which are not covered by any expense limitation currently in effect.

[2]

Because management has agreed to voluntarily forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), total annual operating expenses are not expected to exceed 0.80% for Class A shares and 0.70% for Class I shares (the “voluntary limits”). This arrangement may be changed or terminated at any time. The manager is permitted to recapture amounts voluntarily forgone or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the voluntary limits. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the voluntary limits.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Class A	$58	$178	$309	$691
Class I	$47	$143	$248	$555